16001969

UNITEDSTATES
:URITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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INUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KMS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 SIXTH AVENUE, SUITE 2801
(No. and Street)

SEATTLE (City) WA (State) 98121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY S. SIMS 206-441-2885
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

ONE MARKET STREET, SUITE 620 (Address) SAN FRANCISCO (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
REGISTRATIONS BRANCH
09

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIC WESTBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KMS FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNE INFANTINO
COMMISSION EXPIRES
NOTARY
PUBLIC
07-25-2018
STATE OF WASHINGTON

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KMS FINANCIAL SERVICES, INC.

(a wholly owned subsidiary of Ladenburg Thalmann Financial Services Inc.)

Statement of Financial Condition

December 31, 2015

CONTENTS

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2
Statement of Financial Condition	3
Notes to Statement of Financial Condition	4 - 10

EisnerAmper
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder of
KMS Financial Services, Inc.

We have audited the accompanying statement of financial condition of KMS Financial Services, Inc. (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, CA
February 26, 2016

KMS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash	$ 9,687,201
Commissions and investment advisory fees receivable	4,949,932
Due from broker	1,193,211
Securities owned, at fair value	420,507
Prepaid expenses and other assets	3,678,011
Deposits with clearing organizations	150,000
Office equipment, net of accumulated depreciation of $460,491	117,580
Deferred income tax asset	371,262
	$20,567,704

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable, accrued expenses and other liabilities	$ 2,902,306
Commissions payable	4,545,353
Deferred advisory fees	1,277,484
Profit sharing contribution payable	916,996
Income taxes payable	6,026
Supplemental retirement benefit payable	539,549
Subordinated note payable	600,000
	10,787,714
Commitments and contingent liabilities	
Stockholder's equity:	
Common stock - no par value:	
Authorized - 50,000 shares, issued and outstanding - 6,568 shares	127,907
Additional paid-in capital	5,237,275
Retained earnings	4,414,808
	9,779,990
	$20,567,704

See accompanying notes to statement of financial condition

KMS FINANCIAL SERVICES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2015

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

KMS Financial Services, Inc. (the "Company") is a fully disclosed Broker Dealer and investment advisor registered with the Securities and Exchange Commission (SEC). It is also a member of the Financial Industry Regulatory Authority ("FINRA") and is also an insurance general agent. The Company has been serving the independent financial advisor community since 1971. The independent financial advisors are independent contractor agents (registered representatives and investment advisory representatives) and operate primarily in the Western United States. The independent financial advisors primarily serve retail clients.

The Company is a wholly owned subsidiary of Ladenburg Thalmann Financial Services Inc. (LTS).

Fixed Assets

Fixed assets are carried at cost net of accumulated depreciation and amortization. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets.

Commissions and Investment Advisory Fees Receivable

Commissions and investment advisory fees receivable are stated at their principal balances. The Company uses the allowance method to recognize bad debts. Generally, any receivables over 90 days old are considered delinquent. At December 31, 2015, no allowance was considered necessary. If an allowance was established, any bad debts would be written off against it, when determined to be uncollectible.

Generally, when a commission and advisory fee receivable and related revenue is recognized, a commission payable and related expense is also recognized.

Fair Value of Financial Instruments

The carrying value of cash, receivables and accounts payable approximate fair value due to the short maturity of these instruments (Level 1 within the fair value hierarchy). None of the financial instruments are held for trading purposes.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

2. Cash

The Company maintains its cash accounts in one commercial bank located in Seattle, Washington. The total cash balances are secured by the Federal Deposit Insurance Corporation up to $250,000. Additionally, cash balances in money market funds may not have available insurance.

Cash at December 31, 2015 consist of $9,687,201, which includes $100,000 that is segregated in compliance with Federal and other regulations.

3. Due from Broker

As of December 31, 2015, due from broker consisted primarily of cash and cash equivalents held at the Company's clearing broker.

The Company considers cash and cash equivalents to include cash and those short-term, highly liquid investments with original maturities of three months or less.

4. Securities Owned

Investments in common stocks, mutual funds and U.S. Treasury Notes are carried at fair value based upon quoted market prices.

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market or income approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 – Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.
- Level 3 – Unobservable inputs which reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

	December 31, 2015			
Securities owned, at fair value	Level 1	Level 2	Level 3	Total
U.S. Treasury notes	$101,371	-	-	$101,371
Certificates of deposit	301,383			301,383
Common stock and warrants	17,753	-	-	17,753
Total	$420,507	-	-	$420,507

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. During 2015 the Company changed the net capital computation method from the aggregate indebtedness method to the alternative method as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2015, the Company had net capital of $5,774,487, which was $5,524,487 in excess of its required net capital under the Rule of $250,000.

The net capital rules may effectively restrict the payment of cash dividends.

6. Supplemental Retirement Agreement

The Company maintains a supplemental retirement agreement covering a former employee/ stockholder of the Company. The agreement, which commenced in 1998, provides for monthly benefits of $5,000 for the life of the former employee. The Company has recorded a liability of $539,549 for the supplemental retirement agreement, which is equal to the value of an annuity based on the age and life expectancy of the former employee. The Company's policy is to not fund the annuity.

7. Subordinated Note Payable

The Company has a subordinated note payable to a current officer of the Company, who is also a current stockholder of LTS, in the amount of $600,000 payable at maturity plus monthly interest at prime plus one percent. The prime rate was 3.5 percent at December 31, 2015. The note is due in August 2016. Total interest paid on the note in 2015 was $25,625. The note is subordinated to present and future creditors of the Company.

8. Related Party Transactions

On January 1, 2015 the Company entered into an expense sharing agreement with LTS whereby the Company agreed to reimburse LTS for reasonable expenses paid by them on its behalf. At December 31, 2015, the Company has an intercompany payable to LTS in the amount of $421,199. This amount is included in Accounts payable, accrued expenses and other liabilities.

LTS made a $5,000,000 capital contribution to the Company in the first quarter of 2015 to be used by the Company for general use.

For the year ended December 31, 2015, LTS charged the Company management fees of $324,000.

9. Commitments

The Company leases office premises and equipment under noncancelable operating leases. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2015:

Year ending December 31,	
2016	293,000
2017	290,000
2018	274,000
2019	282,000
2020	291,000
Thereafter	1,168,000
Total minimum payments required	$2,598,000

Portions of the minimum lease payments can be reduced upon notice and payment of reduction fees as called for in the lease.

10. Income Taxes

The Company is a party to a tax-sharing agreement with LTS and is included in the consolidated U.S. federal and certain combined state income tax returns with LTS and its subsidiaries. For financial reporting purposes, the Company determines its income tax provision on a standalone basis pursuant to terms of the tax sharing agreement. Consolidated federal and combined state tax liabilities currently payable by the Company pursuant to the tax-sharing agreement will be paid to LTS. State and local income taxes in jurisdictions where the Company files separately are paid directly to the taxing authority.

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

Income tax benefits are recognized for a tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company accounts for interest and/or penalties arising from uncertain tax positions as a component of income tax expense. As of December 31, 2015, the Company has immaterial amounts of uncertain tax positions and related interest and penalties.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2015 are as follows:

Non-current deferred tax assets/(liabilities)	
Supplemental retirement benefit payable	$192,846
Accrued expenses	193,647
Other	(15,231)
	$371,262

In assessing our ability to recover its deferred tax assets, we evaluate whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. We considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. Based on these considerations, we believe it is more likely than not that the Company will realize the benefit of its deferred tax asset as of December 31, 2015.

The Company files a U.S. federal income tax return and state income tax returns in numerous state and local tax jurisdictions. In the normal course of business, the Company is subject to examination by various taxing authorities. As of December 31, 2015, the Company is subject to U.S. federal and state and local income tax examinations for the years ended 2012 through 2015.

11. Retention Agreements

Upon completion of the sale of the Company to LTS on October 15, 2014, the Company entered into retention agreements with a number of key employees. The bonus amounts of $1,648,000 were paid as part of the retention agreements, which are included in prepaid expenses and other assets, and are being amortized over the three-year service period. Unamortized bonuses amount to $984,060 at December 31, 2015. The retention agreements contain claw back provisions should any of the key employees leave within three years.

12. Contingent Liabilities

In the ordinary course of business the Company may be named as a respondent in litigation, arbitration or regulatory proceedings and may be subject to unasserted claims primarily in connection with its activities as a securities broker-dealer. When the Company believes that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated, the Company accrues such amount. At December 31, 2015, the Company believes no such accrual is required.